UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2008

or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Transition Period from to

Commission File No. 1-9583

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MBIA Inc.

401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

MBIA Inc.

113 King Street

Armonk, N. Y. 10504

Required Information

The MBIA Inc. 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). In lieu of the requirements of items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

MBIA INC.

401(k) PLAN

FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2008

MBIA INC.

401(k) PLAN

Schedules required by the Department of Labor’s Rules and Regulations for Reporting and

Disclosure under the Employee Retirement Income Security Act of 1974, other than those listed above, have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of MBIA Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of MBIA Inc. 401(k) Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Salibello & Broder LLP

June 18, 2009
New York, New York

MBIA INC.

401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	December 31, 2008	December 31, 2007
Investments, at fair value: (Note 4)
Mutual funds and commingled fund	$45,494,819	$77,989,218
Common stock	2,833,849	11,818,137
Participant loans	606,635	751,018

Total investments, at fair value	48,935,303	90,558,373
Dividend receivable	—	215,683

Net assets available for benefits, at fair value	48,935,303	90,774,056

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	513,856	115,857

Net assets available for benefits	$49,449,159	$90,889,913

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	For the Years Ended December 31,
	2008	2007
Additions:
Additions to net assets attributed to:
Contributions:
Employees	$5,391,102	$5,691,661
Employer	2,952,401	2,760,310

Total contributions	8,343,503	8,451,971
Interest and dividends	1,951,913	6,653,091

Total additions	10,295,416	15,105,062

Deductions:
Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 4)	(36,497,427)	(31,810,996)
Benefit distributions	(15,238,743)	(10,357,029)

Total deductions	(51,736,170)	(42,168,025)

Net decrease	(41,440,754)	(27,062,963)

Net assets available for benefits:
Beginning of year	90,889,913	117,952,876

End of year	$49,449,159	$90,889,913

The accompanying notes are an integral part of the financial statements.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

1. Plan Description

The MBIA Inc. 401(k) Plan (the “Plan”) is a defined contribution plan for employees of MBIA Inc. and Subsidiaries (the “Company” or “Employer”) who are at least 21 years of age. Leased employees, temporary employees and employees classified as interns are not eligible to participate in the Plan. Effective January 1, 2008, eligible participants may contribute up to 25% of their total eligible compensation into the Plan. Prior to 2008, eligible participants were able to contribute up to 10% of such compensation. The Company matches employee contributions at the rate of 100% of each participant’s contribution up to a maximum of 5%. Contributions are subject to certain limitations. During 2008, the Plan was amended to allow employer matching contributions to be made in the form of cash, whereby participants may direct the Company match to an investment of their choice. Prior to the amendment, the Company matching contribution was made in the form of MBIA Inc. common stock. Participants may request loans from their accounts in accordance with established guidelines.

The Plan is administered by the Company and the Plan’s assets are managed by Fidelity Management Trust Company (“Fidelity”), the investment advisor, trustee and custodian. At January 1, 2007, the participants of the Plan had the option to direct their investment into one or more of twenty-five funds (nineteen Fidelity funds, two Baron Asset Management Company, Inc. (“Baron”) funds, one Pacific Investment Management Company LLC (“PIMCO”) fund, one Van Kampen Investments fund, one Morgan Stanley Investment Management fund, and the Employer Stock Fund). During 2007, the Plan added eight new funds (three Fidelity funds, one PIMCO fund, one Allianz Global Investors fund, one Davis Advisors fund, one Royce & Associates, LLC (“Royce”) fund, and one Cohen and Steers Realty Shares, Inc. fund) and removed one Fidelity fund, bringing the number of investment options available to the participants to thirty-two funds at December 31, 2007. During 2008, the Plan added one Dodge & Cox Funds fund and removed one Fidelity fund. The transactions with Fidelity and the Company qualify as exempt party-in-interest transactions.

Vesting in employer contributions begins after two years of service and full vesting is achieved after five years of service. Participants are fully vested in their salary deferred contributions at all times. Upon reaching the normal retirement date, death or becoming disabled, a participant will be entitled to receive benefit payments. Nonvested benefits remaining after termination of employment are forfeited and generally may serve to pay the Plan’s administrative expenses and to reduce future Company contributions. During 2008 and 2007, $84,331 and $233,085, respectively, of forfeitures were used to fund the Company’s matching obligation pursuant to the terms of the Plan. The forfeiture balance as of December 31, 2008 and 2007 was $7,563 and $15,967, respectively.

A participant is entitled to the benefit that can be provided by the contributions and income thereon, including net realized and unrealized investment gains and losses, of each participant’s account. Upon retirement, disability, death or termination, a participant or beneficiary can elect to receive either a lump-sum distribution or installment distributions.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

A participant may borrow from their account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 reduced by the excess, if any, of the highest outstanding balance of loans from the Plan during the one-year period prior to the date of the loan over the current outstanding balance of loans or 50% of their vested account balance. Loan terms may range from 1 to 5 years, or longer for the purchase of a principal residence but not to exceed 10 years. The loans are collateralized by 50% of the vested account balance and bear a reasonable rate of interest as determined by the Plan Administrator based on the interest rates charged for similar types of loans by other lenders. Principal and interest is paid ratably through semi-monthly payroll deductions or through direct payment from former employees.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Participants should refer to the Summary Plan Description and Plan Document for specific information regarding Plan provisions.

2. Summary of Significant Accounting Policies

The financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, changes therein and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. As additional information becomes available or actual amounts become determinable, the recorded estimates are revised. Actual results could differ from those estimates.

Significant accounting policies are as follows:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investments contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions, transfers in or loan repayments made by participants plus interest and dividends, less withdrawals, transfers out or loan initiations by participants. The statement of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts, held by the commingled fund, from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

Investments

The Plan’s shares of mutual funds are valued at the net asset value of shares held by the Plan at each year end. Investment in the commingled fund is stated at fair value as determined by the issuer based on the value of the underlying investments. The Plan’s common stock is stated at fair value based on the last reported sales price on the last business day of the year.

Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits. The Company’s common stock comprises approximately 6% and 13% of the net assets available for benefits at December 31, 2008 and 2007, respectively.

Interest income from investments is recorded on an accrual basis. Dividend income is recorded on the ex-dividend date.

The Plan’s net appreciation (depreciation) in the fair value of its investments consists of realized gains and losses and unrealized appreciation and depreciation on investments.

For further information regarding investments see Note 4, “Investments”.

Contributions

Contributions from eligible participants and matching Company contributions are recorded in the month the related payroll deductions are made.

Participant Accounts

Each participant has an account which is credited with the Company’s contribution, employee’s contribution, and net results from the investment activities of the participant’s account, reduced for any withdrawal activity.

Participant Loans

Participant loan balances are stated at cost, plus accrued interest, which approximates market value. Loans outstanding are reflected as assets of the Plan. Interest income on the loans is recorded as earned.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses, which consist primarily of investment management, recordkeeping and auditing fees, are paid directly by the Company rather than from Plan assets. Employee loan fees are paid from the participants accounts.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

Income Taxes

Effective January 1, 2007, the Plan adopted FASB Interpretation No. 48 (“FIN 48”), “Accounting for Uncertainty in Income Taxes”, an interpretation of FASB Statement No. 109, “Accounting for Income Taxes”. FIN 48 establishes financial accounting and disclosure requirements for recognition and measurement of tax positions taken or expected to be taken on a tax return. The adoption of FIN 48 had no impact on the Plan’s net assets available for benefits as of December 31, 2008 and December 31, 2007, respectively, or changes in net assets available for benefits for the years then ended.

Fair Value Measurements

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157, “Fair Value Measurements,” (“SFAS 157”). Under SFAS 157, the fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the exit price) in an orderly transaction between market participants at the measurement date.

In determining fair value, the Plan uses various valuation approaches. SFAS 157 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Plan. Unobservable inputs reflect the Plan’s assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in current circumstances. The fair value hierarchy is categorized into three levels based on valuation inputs as follows:

Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 – Valuations based on: a) quoted prices for similar assets or liabilities in active markets, b) quoted prices for identical or similar assets or liabilities in markets that are not active, c) inputs other than quoted prices that are observable for the asset or liability, and d) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 – Valuations based on inputs that are unobservable and supported by little or no market activity and that are significant to the overall fair value measurement.

To the extent that the valuation is based on inputs that are less observable or unobservable, the determination of fair value requires more judgment accordingly, the degree of judgment exercised

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

in determining fair value is the greatest for the investments categorized in Level 3. Estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had the securities been readily marketable.

New Accounting Pronouncement

Effective January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities,” (“SFAS 159”). SFAS 159 provides for an irrevocable option to measure eligible financial assets and liabilities at fair value, with changes in fair value recorded in earnings, that otherwise are not permitted to be accounted for at fair value under other accounting standards. SFAS 159 also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The adoption of SFAS 159 had no impact on the Plan’s net assets available for benefits as of December 31, 2008 or changes in net assets available for benefits for the year then ended.

Reclassification

Certain amounts included in the financial statements as of and for the year ended December 31, 2007 have been reclassified for comparative purposes.

3. Plan Termination

The Company has not expressed any intent to discontinue its contributions or terminate the Plan. However, it reserves the right to temporarily suspend contributions to or amend or terminate the Plan. Upon termination of the Plan, the accounts of all participants shall become fully vested, and the net assets of the Plan shall be distributed among the participants and beneficiaries of the Plan in proportion to their respective account balances, subject to the provisions of ERISA.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

4. Investments

The Plan’s investments at fair value as of December 31, 2008 and 2007 are presented in the following table:

	December 31, 2008		December 31, 2007
Common Stock:
MBIA Inc.	$2,833,849	*	$11,818,137	*
Mutual Funds:
Fidelity Puritan Fund	1,311,786		2,116,262
Fidelity Magellan Fund	1,914,168		3,978,334
Fidelity Growth Company Fund	3,675,995	*	6,546,158	*
Fidelity Growth and Income Portfolio	—		10,475,718	*
Fidelity Intermediate Bond Fund	2,452,624		4,139,845
Fidelity Value Fund	1,720,733		4,210,327
Fidelity Overseas Fund	3,779,135	*	7,543,176	*
Fidelity Blue Chip Growth Fund	2,495,480	*	5,104,790	*
Fidelity Spartan U.S. Equity Index Fund	4,604,583	*	7,875,665	*
Fidelity Spartan Extended Market Index Fund	76,470		52,358
Fidelity Low-Priced Stock Fund	692,268		1,382,074
Fidelity Freedom Income Fund	227,654		52,496
Fidelity Freedom Fund 2010	1,471,678		605,292
Fidelity Freedom Fund 2015	895,012		304,001
Fidelity Freedom Fund 2020	1,442,144		702,681
Fidelity Freedom Fund 2025	1,611,249		669,857
Fidelity Freedom Fund 2030	1,104,096		641,003
Fidelity Freedom Fund 2035	335,618		414,187
Fidelity Freedom Fund 2040	284,285		142,732
Fidelity Freedom Fund 2045	197,899		197,293
Fidelity Freedom Fund 2050	31,948		14,470
Baron Asset Fund	1,123,420		2,191,886
Baron Growth Fund	1,306,654		2,293,658
Van Kampen International Growth Fund	1,097,088		2,925,070
PIMCO High Yield Institutional Fund	662,240		761,405
Morgan Stanley Inst. International Equity Fund	652,425		1,229,161
Cohen and Steers Realty Shares, Inc. Fund	49,101		34,521
Davis New York Venture Fund	141,614		118,792
Royce Opportunity Fund	87,425		226,769
Allianz NFJ Dividend Value Fund	342,973		262,552
Dodge and Cox International Stock Fund	180,972		—
Commingled Fund:
Fidelity Managed Income Portfolio Fund**	9,526,082	*	10,776,685	*
Participant Loans***	606,635		751,018

	$48,935,303		$90,558,373

*	Each of these investments, at fair value, represents 5% or more of the Plan’s net assets as of the respective year end date.
**	Contract value totaled $10,039,938 at December 31, 2008 and $10,892,542 at December 31, 2007. For further information, see Note 6, “Investment Contract”.
***	Interest rates range from 6.25% to 11.5%. Maturity dates range from March 27, 2009 to April 29, 2017.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

The Plan’s net (depreciation) appreciation in fair value of investments for the years ended December 31, 2008 and 2007 were as follows:

	Years Ended December 31,
	2008	2007
Investments:
Mutual funds and commingled fund	$(9,888,701)	$711,058
Common stock	(26,608,726)	(32,552,054)

Net (depreciation) in fair value	$(36,497,427)	$(31,810,996)

The Plan’s investment assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with SFAS 157. The following table presents information about the Plan’s assets measured at fair value as of December 31, 2008:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2008
Mutual funds	$35,968,737	$—	$—	$35,968,737
Commingled fund	—	9,526,082	—	9,526,082
Common stock	2,833,849	—	—	2,833,849
Participant loans	—	—	606,635	606,635

Total investment assets at fair value	$38,802,586	$9,526,082	$606,635	$48,935,303

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

The following table presents a reconciliation of the beginning and ending balances of Level 3 Plan’s investment assets for the year ended December 31, 2008:

Fair Value Measurements Using Significant Unobservable Inputs
Balance, beginning of year	$751,018
Purchases, sales, issuances and settlements (net)	(144,383)

Balance, end of year	$606,635

5. Nonparticipant-directed Investments

Information about the net assets of the Plan and the significant components of the changes in net assets of the Plan relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2008	2007
Net assets:
Common stock	$—	$11,818,137
Dividend receivable	—	215,683

Total	$—	$12,033,820

Year Ended December 31, 2008
Change in net assets:
Net depreciation	$(9,888,701)
Interest and dividends	2,337
Contributions	2,489,462
Benefit distributions	(1,379,807)
Transfers to participant-directed investments (see Note 1)	(3,257,111)

Net change in fair value	$(12,033,820)

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

6. Investment Contract

The Plan holds an investment in a commingled fund, specifically the Fidelity Managed Income Portfolio Fund (the “MIP”). The MIP invests in investment contracts issued by insurance companies and other financial institutions, fixed income securities, money market funds and may include derivative instruments such as futures contracts and swap agreements to provide daily liquidity. The investment contract issuers seek to preserve the principal investment and earnings, but cannot guarantee that they will be able to do so. The MIP is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The MIP is included in the Plan’s financial statements at contract value as described in Note 2. There are no reserves against contract values for credit risk of the contract issuers or otherwise.

As of December 31, 2008 and 2007, the MIP had an average crediting interest rate of 3.57% and 4.82%, respectively. For the years ended December 31, 2008 and 2007, the Plan investment at contract value had an average yield, based on both actual earnings and interest rate credited to participants, of 3.04% and 4.40%, respectively.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the Plan documents (including complete or partial plan termination or merger with another plan), (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan, or (d) the failure of the Plan to qualify for exemption from federal income taxes or any other prohibited transaction exception under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

7. Tax Status

The Internal Revenue Service has advised that the Plan constitutes a qualified plan under Section 401(a) of the Internal Revenue Code and is therefore exempt from federal income taxes under provisions of Section 501(a). The Plan obtained its latest determination letter on April 30, 2003 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Since the date of the determination letter, there have been no significant Plan amendments. The Company is in the process of updating the Plan document for submission to the Internal Revenue Service in order to obtain a more current determination letter. In the Company’s view, the Plan has continued to maintain its tax exempt status and is in compliance with all applicable requirements of the Internal Revenue Code.

MBIA INC.

401(k) PLAN

NOTES TO FINANCIAL STATEMENTS (Continued)

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2008 AND 2007

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits as reported in the Plan’s financial statements at December 31, 2008 and 2007 to Form 5500:

	December 31, 2008	December 31, 2007
Net assets available for benefits per the financial statements	$49,449,159	$90,889,913
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(513,856)	(115,857)

Net assets available for benefits per the Form 5500	$48,935,303	$90,774,056

The following is a reconciliation of the decrease in net assets available for benefits as reported in the Plan’s financial statements to the Form 5500 for the years ended December 31, 2008.

December 31, 2008
Net decrease in net assets available for benefits per the financial statements	$(41,440,754)
Less: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(397,999)

Net decrease in assets available for benefits per the Form 5500	$(41,838,753)

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Common Stock:
*	MBIA Inc.	Common stock	$10,252,850	$2,833,849
	Mutual Funds:
*	Fidelity Puritan Fund	Mutual fund		1,311,786
*	Fidelity Magellan Fund	Mutual fund		1,914,168
*	Fidelity Growth Company Fund	Mutual fund		3,675,995
*	Fidelity Intermediate Bond Fund	Mutual fund		2,452,624
*	Fidelity Value Fund	Mutual fund		1,720,733
*	Fidelity Overseas Fund	Mutual fund		3,779,135
*	Fidelity Blue Chip Growth Fund	Mutual fund		2,495,480
*	Fidelity Spartan U.S. Equity Index Fund	Mutual fund		4,604,583
*	Fidelity Spartan Extended Market Index Fund	Mutual fund		76,470
*	Fidelity Low-Priced Stock Fund	Mutual fund		692,268
*	Fidelity Freedom Income Fund	Mutual fund		227,654
*	Fidelity Freedom Fund 2010	Mutual fund		1,471,678
*	Fidelity Freedom Fund 2015	Mutual fund		895,012
*	Fidelity Freedom Fund 2020	Mutual fund		1,442,144
*	Fidelity Freedom Fund 2025	Mutual fund		1,611,249
*	Fidelity Freedom Fund 2030	Mutual fund		1,104,096
*	Fidelity Freedom Fund 2035	Mutual fund		335,618
*	Fidelity Freedom Fund 2040	Mutual fund		284,285
*	Fidelity Freedom Fund 2045	Mutual fund		197,899
*	Fidelity Freedom Fund 2050	Mutual fund		31,948
	Baron Asset Fund	Mutual fund		1,123,420
	Baron Growth Fund	Mutual fund		1,306,654
	Van Kampen International Growth Fund	Mutual fund		1,097,088
	PIMCO High Yield Institutional Fund	Mutual fund		662,240
	Morgan Stanley Inst. International Equity Fund	Mutual fund		652,425
	Cohen and Steers Realty Shares, Inc. Fund	Mutual fund		49,101
	Davis New York Venture Fund	Mutual fund		141,614
	Royce Opportunity Fund	Mutual fund		87,425
	Allianz NFJ Dividend Value Fund	Mutual fund		342,973
	Dodge and Cox International Stock Fund	Mutual fund		180,972

MBIA INC.

401(k) PLAN

SCHEDULE H (FORM 5500) – LINE 4i (Continued)

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

ID # 13-2689375, PLAN 002

DECEMBER 31, 2008

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost (1)	(e) Current Value
	Commingled Fund:
*	Fidelity Managed Income Portfolio Fund	Commingled fund		$9,526,082
	Participant Loans	Interest rates: 6.25% to 11.5%; Maturity dates: March 27, 2009 to April 29, 2017		606,635

	Total			$48,935,303

(1)	Cost is not required for participant-directed investments.
*	Fidelity Management Trust Company, including associated funds, and the Company are parties-in-interest.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MBIA Inc. 401(k) Plan

Date: June 18, 2009	/s/ C. EDWARD CHAPLIN
C. Edward Chaplin
Vice President
Chief Financial Officer

Date: June 18, 2009	/s/ ALAN PEARLMAN
Alan Pearlman
Plan Administrator